UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

information to be included in statements filed pursuant

to § 240.13d-1(b), (c) and (d) and amendments thereto filed

pursuant to § 240.13d-2

(Amendment No. 1)*

Mobileye N.V.
(Name of Issuer)

Ordinary Shares, €0.01 nominal value per share
(Title of Class of Securities)

N51488117
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N51488117	13G	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS
Dr. Shmuel Harlap
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(SEE INSTRUCTIONS)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,730,267

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 15,730,267

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,730,267

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.19%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[1]	Based on 218,847,430 ordinary shares outstanding as of December 31, 2015.

CUSIP No. N51488117	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer: Mobileye N.V.

Item 1(b)	Address of Issuer’s Principal Executive Offices: Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 97775, Israel

Item 2(a)	Name of Person Filing: Dr. Shmuel Harlap

Item 2(b)	Address of Principal Business Office or, if none, Residence: c/o Colmobil Ltd. 20 Haamal St. Rosh Hayin Israel

Item 2(c)	Citizenship: Israel

Item 2(d)	Title of Class of Securities: Ordinary Shares

Item 2(e)	CUSIP No.: N51488117

Item 3	If this statement is filed pursuant to §§ 240 13d-1(b), or 240 13d-2(b) or (c), check whether the person filing is a:

(a)             ☐         Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)             ☐         Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)             ☐         Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)             ☐        Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)             ☐          An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)             ☐          An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)             ☐         A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. N51488117	13G	Page 4 of 6 Pages

(h)             ☐        A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)             ☐         A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)             ☐        Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a)	Amount beneficially owned: 15,730,267

(b)	Percent of class: 7.19% (based on 218,847,430 ordinary shares outstanding as of December 31, 2015)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 15,730,267

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 15,730,267

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

755,250 ordinary shares are held by SHR Minua & Investments (1997) Ltd., of which Dr. Harlap is the sole shareholder. Dr. Harlap has sole voting and dispositive power with respect to the ordinary shares owned by SHR Minua & Investments (1997) Ltd.

583,440 ordinary shares are held by Colmobil Ltd., of which Dr. Harlap is a controlling shareholder. Dr. Harlap has sole voting and dispositive power with respect to the ordinary shares owned by Colmobil Ltd.

CUSIP No. N51488117	13G	Page 5 of 6 Pages

100,000 ordinary shares are held by Investment Insights Ltd., of which Dr. Harlap is the sole shareholder. Dr. Harlap has sole voting and dispositive power with respect to the ordinary shares owned by Investment Insights Ltd.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. N51488117	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: January 25, 2016

	By:	/s/ Dr. Shmuel Harlap
Dr. Shmuel Harlap